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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            ALL STAR GAS CORPORATION
                   ------------------------------------------
                                (Name of Company)

                           119 West Commercial Street
                                  P.O. Box 303
                                Lebanon, MO 65536
                            -------------------------
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

         TITLE OF CLASS                                         AMOUNT
        ----------------                                     -----------
      11% Senior Secured                                     $50,880,000
      Notes due 2003

                  Approximate date of proposed public offering:
            As promptly as possible after the effective date of this
                          application for qualification


                     Name and address of agent for service:

                                 Valeria Schall
                            Executive Vice President
                            All Star Gas Corporation
                           119 West Commercial Street
                                  P.O. Box 303
                                Lebanon, MO 65536

         The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment, which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Company.



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                                     GENERAL
                                     -------

1.   General Information.
     --------------------

     (a)  Form of organization: Corporation.

     (b)  State or other sovereign power under the laws of which organized:
          Missouri.

2.   Securities Act exemption applicable.
     ------------------------------------

     All Star Gas Corporation, a Missouri corporation (the "Company"), is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offering Circular dated November 2, 2000 ("Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange $50,880,000 of the Company's 11% Senior Secured Notes due 2003 (the "New Notes") for the Company's outstanding $50,880,000 12 7/8% Senior Secured Notes due 2000 (the "Old Notes").

     The Company retained PaineWebber Incorporated ("PaineWebber") and Morgan Stanley Dean Witter ("Morgan Stanley") to advise the Company as to the structure, process and financial matters related to the Exchange Offer. PaineWebber's and Morgan Stanley's services to the Company are limited solely to such advisory services, and PaineWebber and Morgan Stanley will not, directly or indirectly, solicit the exchange of Old Notes for New Notes under the Exchange Offer or otherwise make recommendations with respect to acceptance or rejection of the Exchange Offer. In exchange for such advisory services, PaineWebber and Morgan Stanley will each be paid a flat fee upon consummation of the transaction. The fee will not be based upon the level of participation in the Exchange Offer. PaineWebber and Morgan Stanley will not be paid any commission or similar variable type of remuneration.

     The Company also has retained State Street Bank and Trust Company as the "Exchange Agent" in connection with the Exchange Offer. The Exchange Agent will provide to holders of Old Notes only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Notes and New Notes. The Exchange Agent will not solicit exchanges in connection with the Exchange Offer or make recommendations as to the acceptance or rejection of the Exchange Offer. The Exchange Agent will be paid reasonable fees directly by the Company for its services.

     There are no cash payments made or to be made by any holder of the outstanding Old Notes in connection with the Exchange Offer.


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                                   AFFILIATION
                                   -----------

3.   Affiliates.
     -----------

     Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.

     Below is a list of direct and indirect subsidiaries of the Company as of October 31, 2000. Unless otherwise indicated, all of the subsidiaries listed below are wholly-owned by the Company.

                          All Star Gas Inc. of Arizona
                          All Star Gas Inc. of Arkansas
                          All Star Gas Inc. of Colorado
                        All Star Gas Inc. of Jacksonville
                        Empire Underground Storage, Inc.
                          All Star Gas Inc. of Missouri
                         Utility Collection Corporation
                        All Star Gas Field Services Corp
                       All Star Gas Inc. of South Carolina
                          All Star Gas Inc. of Wyoming
                             Empire Gas Corporation
                        All Star Development Corporation
                      All Star Transports, Inc. - Missouri
                                Red Top Gas Inc.
                         All Star Gas Inc. of California
                           All Star Gas Inc. of Idaho
                            All Star Gas Inc. of Arma
                         All Star Gas Inc. of Louisiana
                          All Star Gas Inc. of Michigan
                              All Star Airlines Inc
                       All Star Gas Inc. of North Carolina
                            All Star Gas Inc. of Ohio
                          All Star Gas Inc. of Oklahoma
                           All Star Gas Inc. of Oregon
                           All Star Gas Inc. of Texas
                         All Star Gas Inc. of Washington
                          All Star Gas Inc. of Indiana
                           All Star Gas Inc. of Nevada
                          All Star Energy Services Inc.
                        All Star Transports Inc. - Oregon


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                             MANAGEMENT AND CONTROL
                             ----------------------

4.   Directors and Executive Officers.
     ---------------------------------

     List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The names and addresses of the directors and executive officers of the Company are set forth below. The title of each of the executive officers set forth below refers to such executive officer's position with the Company.


       NAME                       ADDRESS                     OFFICE
       ----                       -------                     ------
Paul S. Lindsey, Jr.      119 West Commercial St.      Chairman of the Board,
                          P.O. Box 303                 Chief Executive Officer
                          Lebanon, MO 65536            and President

Kristin L. Lindsey        119 West Commercial St.      Director and Executive
                          P.O. Box 303                 Vice President
                          Lebanon, MO 65536

Bruce M. Withers, Jr.     119 West Commercial St.      Director
                          P.O. Box 303
                          Lebanon, MO 65536

Jim J. Shoemake           119 West Commercial St.      Director
                          P.O. Box 303
                          Lebanon, MO 65536

Valeria Schall            119 West Commercial St.      Executive Vice President
                          P.O. Box 303
                          Lebanon, MO 65536

Bradley L. Beneke         119 West Commercial St.      Senior Vice President-
                          P.O. Box 303                 Operations
                          Lebanon, MO 65536

Robert C. Heagerty        119 West Commercial St.      Senior Vice President
                          P.O. Box 303
                          Lebanon, MO 65536

J. Greg House, Sr.        119 West Commercial St.      Vice President,
                          P.O. Box 303                 Management Information
                          Lebanon, MO 65536            Systems

Andrew J. Stevens         119 West Commercial St.      Assistant Vice President,
                                                       Treasurer

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5.   Principal Owners of Voting Securities.
     --------------------------------------

     Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                             As of October 31, 2000

                                                               PERCENTAGE OF
    NAME AND                                                       VOTING
    COMPLETE            TITLE OF CLASS                           SECURITIES
 MAILING ADDRESS            OWNED            AMOUNT OWNED           OWNED

       (1)                                        (2)                (3)
-----------------       ---------------      ------------      --------------
Paul S. Lindsey, Jr.    Common Stock          1,546,548             73.7

Kristin L. Lindsey      Common Stock            762,125             36.3


(1) The address of both of the owners is c/o All Star Gas Corporation, P.O. Box 303, 119 W. Commercial Street, Lebanon, Missouri 65536.

(2) Mr. Lindsey's shares consist of 784,423 shares owned by the Paul S. Lindsey, Jr. Trust established January 24, 1992 and 762,125 shares owned by the Kristin L. Lindsey Trust established January 24, 1992. Mr. Lindsey has the power to vote and to dispose of the shares held in the Kristin L. Lindsey Trust. Mrs. Lindsey's shares consist of the shares owned by the Kristin L. Lindsey Trust. Mrs. Lindsey disclaims ownership of the shares held by her husband in the Paul S. Lindsey, Jr. Trust.

(3) Percentages presented are on a fully diluted basis and reflect issued and outstanding options to acquire 435,700 shares of Common Stock and issued and outstanding warrants to acquire 175,536 shares of Common Stock.


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                                  UNDERWRITERS
                                  ------------

6.   Underwriters.
     -------------

     Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) There was no person who acted as an underwriter within three years prior to the date of filing the application of any securities of the Company which were outstanding on the date of filing the application.

     (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.

                               CAPITAL SECURITIES
                               ------------------

7.   Capitalization.
     ---------------

     (a) Furnish the following information as to each authorized class of securities of the applicant.

         (i)  Equity Securities (as of October 31, 2000)


 TITLE OF CLASS             AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
 --------------             -----------------          ------------------
Common Stock                20,000,000 shares           1,586,915 shares
$0.001 par value


         (ii) Debt Securities (as of October 31, 2000)

 TITLE OF CLASS             AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
 --------------             -----------------          ------------------
12 7/8% Senior Secured        $50,880,000                 $50,880,000
Notes due 2000

9% Subordinated Notes         $ 9,729,000                 $ 9,729,000
due 2007


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     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     The holders of the Company's common stock have one vote per share for the election of directors and all other matters, and have no cumulative voting rights.


                              INDENTURE SECURITIES
                              --------------------

8.   Analysis of Indenture Provisions.
     ---------------------------------

     Insert at this point the analysis of indenture provisions required under
Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

     For purposes of this Section 8, the "Indenture" refers to the Indenture, dated as of December 1, 2000, by and between All Star, certain Subsidiary Guarantors identified therein and State Street bank and Trust Company, as Trustee (the "Trustee"). Other capitalized terms used in Section 8 are defined in the Indenture or the Offering Circular.

     A. EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to the New Notes: (1) default in the payment of interest on any New Note when due, continued for 30 days; (2) default in the payment of principal on any New Note when due or a failure to redeem or purchase the Note Notes when required; (3) default in the performance of any other covenants or agreements in the New Notes, the Indenture or the Security Documents executed in connection therewith, continued for 30 days after the date on which written notice of such default is given to the Company by the Trustee or the Collateral Agent or to the Company and the Trustee by Holders of at least 25% in principal amount of the New Notes then outstanding; (4) except for any default existing on the Issue Date relating to the Subordinated Notes and any instruments pertaining to the Tax Liabilities, there shall have occurred either (a) a default by the Company or any Subsidiary under any instrument under which there is or may be secured or evidenced any Indebtedness of the Company or any Subsidiary (other than the New Notes) having an outstanding principal amount of $2,000,000 or more individually or $5,000,000 or more in the aggregate that has caused the holders thereof to accelerate payment thereunder or (b) a default by the Company or any Subsidiary in the payment when due of any portion of the principal under any such instrument, and such unpaid portion exceeds $2,000,000 individually or $5,000,000 in the aggregate and is not paid, or such default is not cured or waived, within any grace period applicable thereto; (5) except on account of the Tax Liabilities, the final judgment or order (not covered by insurance) rendered against the Company, or any Subsidiary, for the payment of money in an amount in excess of $2,000,000 individually or $5,000,000 in the aggregate and during any consecutive 30 day period subsequent to such final judgment or order there shall not be in effect a stay of enforcement of such final judgment or order; (6) certain events in bankruptcy, insolvency or reorganization in respect of the Company (as more fully described in the Indenture); (7) the Trustee fails to have a perfected security interest in any Collateral, (8) the



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cessation of effectiveness of any Subsidiary Guarantee as against any Subsidiary
Guarantor, or the finding by any judicial proceeding that any such Subsidiary Guarantee is, as to any Subsidiary Guarantor, unenforceable or invalid, or the written denial or disaffirmation by any Subsidiary Guarantor of its obligations under its Subsidiary Guarantee; and (9) the cessation of effectiveness of any material Security Document, or the finding by any judicial proceeding that any material Security Document is unenforceable or invalid, or the written denial or disaffirmation by the Company or a Lindsey Entity, as applicable, of its obligations under the Security Documents.

     If an Event of Default (other than an Event of Default specified in subsection (6) of this Section 8A) with respect to the New Notes occurs and is continuing, either the Trustee (by Notice to the Company) or the Holders of at least 25 percent in principal amount of the New Notes (by notice to the Company and the Trustee) may declare the principal amount of and accrued interest on all New Notes to be due and payable immediately. If an Event of Default has occurred as specified in subsection (6) of this Section 8A, the principal amount at maturity of and interest on all New Notes shall ispo facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the New Notes. At any time after a declaration of acceleration with respect to the New Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the New Notes may, under certain circumstances, rescind or annul such acceleration.

     B. AUTHENTICATION AND DELIVERY

     The New Notes shall be executed on behalf of the Company upon the manual or facsimile signature of two Officers of the Company. The Company's seal shall be reproduced on the New Notes and the Subsidiary Guarantee of the Subsidiary Guarantors shall be endorsed thereon. Upon delivery of the New Notes so executed to the Trustee for authentication together with a Company Order signed by two Officers for the authentication and delivery of the New Notes, the Trustee shall authenticate the New Notes for original issue and delivery, such signed certificate to be conclusive evidence that the New Notes have been authenticated under the Indenture. The Indenture does not contain provisions regarding the proceeds from issuance of the New Notes.

     C. RELEASE OF PROPERTY SUBJECT TO LIEN

     The Company's obligations under the New Notes are secured by liens on Collateral. The Indenture provides with respect to a release of the Collateral, that as long as no Event of Default shall have occurred and be continuing, at the sole cost and expense of the Company, the Company shall be entitled at any time and from time to time to request the Trustee to release a portion of the Collateral, and the Trustee shall release such portion of the Collateral upon payment in full of all obligations under the Indenture and the termination thereof.

     The Trustee shall not release any Lien on any Collateral pursuant to the Indenture unless and until it shall have received from the Company (i) an Officers' Certificate and an Opinion of Counsel certifying that all conditions precedent to a release permitted under the Indenture have been met, to the extent required by the TIA, and (ii) an Opinion of Counsel that the release of



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such Lien complies with the TIA and such other applicable documents required to be complied with pursuant to the Indenture. Upon compliance with the provisions required by the Indenture to effectuate a release, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture. Proceeds of the sale of any Collateral shall be applied in accordance with the Indenture.

     D. SATISFACTION AND DISCHARGE

     Subject to certain provisions set forth in the Indenture, the Indenture shall cease to be of further effect and shall be discharged as to the New Notes when (i) the Company delivers to the Trustee all outstanding New Notes for cancellation or (ii) all outstanding New Notes have become due and payable and the Company or a Subsidiary Guarantor irrevocably deposits with the Trustee as trust funds solely for the benefit of the Holders for that purpose funds sufficient to pay at maturity the principal of and all accrued interest on all outstanding New Notes.

     E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Company shall, within 120 days after the close of each fiscal year following the issuance of the New Notes, file with the Trustee an Officers' Certificate, with one of the Officers executing the same being the principal executive officer, the principal financial officer or the principal accounting officer of the Company, covering the period from the date of issuance of the New Notes to the end of the fiscal year in which the New Notes were issued, in the case of the first such certificate, and covering the preceding fiscal year in the case of each subsequent certificate, and stating whether or not, to the knowledge of each such executing officer, the Company and each Subsidiary Guarantor has complied with and performed and fulfilled all conditions and covenants on its part contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions contained in the Indenture, and, if any such signer has obtained knowledge of any default by the Company in the performance, observance or fulfillment of any such condition, covenant, term or provision specifying each such default and the nature thereof.

2.   Other Obligations
     -----------------

     Give the name and complete mailing address of any person, other than the applicant, who is an obligor under the Indenture Securities.


         NAME                                  COMPLETE MAILING ADDRESS
         ----                                  ------------------------
All Star Gas Inc. of Arizona                   119 West Commercial Street
All Star Gas Inc. of Arkansas                  P.O. Box 303
All Star Gas Inc. of Colorado                  Lebanon, MO 65536
All Star Gas Inc. of Jacksonville
Empire Underground Storage, Inc.



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All Star Gas Inc. of Missouri
Utility Collection Corporation
All Star Gas Field Services Corp
All Star Gas Inc. of South Carolina
All Star Gas Inc. of Wyoming
Empire Gas Corporation
All Star Development Corporation
All Star Transports, Inc. - Missouri
All Star Gas Inc. of California
All Star Gas Inc. of Idaho
All Star Gas Inc. of Arma
All Star Gas Inc. of Louisiana
All Star Gas Inc. of Michigan
All Star Airlines Inc
All Star Gas Inc. of North Carolina
All Star Gas Inc. of Ohio
All Star Gas Inc. of Oklahoma
All Star Gas Inc. of Oregon
All Star Gas Inc. of Texas
All Star Gas Inc. of Washington
All Star Gas Inc. of Indiana
All Star Gas Inc. of Nevada
All Star Energy Services Inc.
All Star Transports Inc. - Oregon


     CONTENTS OF APPLICATION FOR QUALIFICATION.
     ------------------------------------------

This application for qualification comprises:

     (a) Pages number one to twelve, consecutively.

     (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 hereby incorporated by reference to Exhibit 99 hereto).

     (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

         (i) Exhibit T3A.1 - The Company's Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 33-53343).

         (ii) Exhibit T3A.2 - The Company's Certificate of Amendment to the Articles of Amendment of the Company, dated April 26, 1994, relating to the change of name (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 33-53343).

         (iii) Exhibit T3B - The Company's Bylaws (incorporated herein by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 (No. 33-53343).

         (iv) Exhibit T3C - Indenture, dated as of December 1, 2000, by and among the Company, certain Subsidiary Guarantors (as defined in the Indenture) and State Street Bank and Trust Company.

         (v)    Exhibit T3D - Not applicable.

         (vi) Exhibit T3E.1 - Form of Offering Circular, dated as of November 2, 2000.

         (vii) Exhibit T3E.2 - Form of Letter of Transmittal, dated as of November 2, 2000.

         (viii) Exhibit T3E.3 - Form of Notice of Guaranteed delivery dated as of November 2, 2000.

         (ix) Exhibit T3E.4 - Form of Letter to Beneficial Owners dated as of November 2, 2000.

         (x) Exhibit T3E.5 - Form of Letter to DTC Participants, dated as of November 2, 2000.

         (xi) Exhibit T3E.6 - Form of Letter to Clients, dated as of November 2, 2000.

         (xii)  Exhibit T3F - Cross-Reference Sheet.

         (xiii) Exhibit 99 - Form T-1 Statement of Eligibility of State Street Bank and Trust Company under the First Indenture Act of 1939 with respect to the New Notes.
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                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, All Star Gas Corporation, a corporation organized and existing under the laws of the State of Missouri, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunder affixed and attested, all in the City of Lebanon, and State of Missouri, on the 31 day of October, 2000.


(SEAL)                                ALL STAR GAS CORPORATION


                                      By: /s/ Valeria Schall
                                          --------------------------------------
                                          Valeria Schall
                                          Executive Vice President



Attest:  By: /s/ Robert L. Matthews
             ----------------------
             Robert L. Matthews
             Assistant Secretary